Exhibit 99.1

HEALTHTAB™ AND PATIENTS KNOW BEST® BRING PHARMACY-BASED POCT RESULTS TO MILLIONS IN UK

VANCOUVER, BC – (GLOBE NEWSWIRE) – January 29, 2025 – Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) (“Avricore Health” or the “Company”) today announced its successful integration of HealthTab™ the Company’s cloud-connected, pharmacy-based platform for testing and health data management, with Patients Know Best (PKB), the UK’s leading patient personal health record (PHR).

The new partnership enables a seamless connection between real-time diagnostic results from pharmacy point-of-care testing and PKB’s PHR platform, enhancing data accessibility for patients and healthcare providers alike. Supporting HealthTab’s pilot with North East London, an existing PKB customer, this collaboration marks a significant step forward in advancing the government’s shift to community based screening and a more preventative approach to healthcare.

With 4.8 million registered users and contracted to serve 20 million individuals across the UK, PKB has the deepest PHR integration with the NHS App, supporting a more unified health data experience for patients and giving their healthcare team visibility into full patient records for more seamless care. Patients and healthcare providers have access to detailed information such as appointment letters, medication lists, test results, allergies, care plans and discharge information.

HealthTab™ is a turnkey point-of-care testing platform designed to support the evolving role of pharmacists and empower patients to take control of their health through better access to actionable health insights. Utilising proprietary data interpretation, this end-to-end solution makes screening and managing chronic and infectious disease in the community pharmacy fast, accurate and reliable. Having tested tens of thousands of patients, it has demonstrated that this powerful solution in the hands of pharmacists leads to significant improvement of patient outcomes.

In the summer of 2023, HealthTab™ was selected as the service provider for point-of-care testing and data management for an exciting initiative aimed at expanding chronic disease care in UK pharmacies. Barts Health NHS Trust in collaboration with UCLPartners, NHS North East London, the North East London Local Pharmaceutical Committee, and Heart UK, focuses on offering cholesterol screening in North East London.

This groundbreaking rapid lipid testing service, launched publicly in November 2024 as part of the East London prevention strategy, provides real-time, accurate clinical data to pharmacists, doctors, and patients powered by HealthTab™. It complements the NHS Community Pharmacy Blood Pressure Check Service, enabling earlier identification and management of individuals at risk of cardiovascular disease.

Integrating HealthTab™ results with PKB accounts aims to seamlessly incorporate patient test outcomes into their personal health records within the NHS. On the back of the results, the pharmacy software provides the patient with a care plan stored in their PKB record for easy reference, supporting behaviour change. This integration fosters interoperability between health professionals to enable better collaboration, improved clarity in patient care and more effective use of critical health data. Also, by centralising information, it empowers both patients and healthcare teams to make better-informed decisions, enhancing the overall quality of care.

“Every public health system must make early detection and intervention the core focus of combating chronic disease,” said Hector Bremner, CEO of Avricore Health. “Through screening and monitoring of chronic disease in pharmacy, in collaboration with clinicians through easier access to data like this, we believe the NHS will save billions while also saving lives.”

“This is the future of preventative healthcare - where patients can monitor and manage their health proactively. This is also the future of workforce sustainability as the patients benefit from pharmacy capacity and reduce GP workload. The partnership will ensure they can use data with their healthcare team to better manage their outcomes,” said Mohammad Al-Ubaydli, CEO and Founder of Patients Know Best. “By linking point of care screening and monitoring in pharmacy to the health record, the patient and professionals will become a team working towards a clear goal.”

“We were keen to ensure that our Point of Care Testing initiative in community pharmacies across North East London adds value to the wider healthcare system. A key aspect of this was ensuring visibility of results for all relevant healthcare professionals as well as giving patients ownership. The collaboration between HealthTab and PKB empowers patients by integrating their test results into the NHS app, making them accessible to any healthcare professional involved in their care. This also supports the journey of community pharmacists towards becoming prescribers and managing long-term conditions. With patient consent, pharmacists can access additional health records, enabling them to make informed and appropriate prescribing decisions” says Dr Sotiris Antoniou, lead investigator at Barts Health NHS Trust.

HealthTab and PKB have successfully concluded the API connectivity and are happy to report that testing has shown a clear and quick path for patients to sign up, get connected and begin their testing. Ongoing collaborative efforts between the companies will be done to identify ways to encourage patient engagement and demonstrate clearly that patients and their pharmacist are a successful healthcare team as the programme rolls out nationally.

About Patients Know Best

Patients Know Best is the World’s largest Personal Health Record (PHR) and patient engagement platform, integrating data feeds from over 550 health organisations and providers. The system connects information from GPs, hospitals, social and mental health care providers, to create a single, unified copy of patient data. Everything from appointments and letters to test results, care plans, real-time monitoring data and discharge summaries, as well as the patient’s own data, are all available in one patient record, enabling patients and healthcare professionals to access up-to-date health information anytime, anywhere. In the UK, the platform serves around 4.7 million patients, registering 100,000+ patients and releasing over 20 million test results a month. PKB integrates with the NHS App to provide a single front door for patients to access their information.

About HealthTab

HealthTab is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues.

With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

To find a location near you, please visit: https://www.healthtab.uk/public_site/locations

HealthTab Market Fast Facts

●	Point-of-Care Testing Market to reach $77.8 Billion USD in 2028 (Source)
●	97% of health data generated is not used due to silos and difficulty to access (Source)
●	Everyday, 480 people in the UK die from heart and circulatory disease (Source)
●	Hearst disease costs the NHS £10 Billion per year (Source)
●	Diabetes costs will rise from £9.8 billion to £16.9 billion over the next 25 years (Source)
●	often it’s only after a heart attack they are diagnosed. (Source)
●	There are more than 10,000 pharmacies in Canada and nearly 12,000 in the UK.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™ (a wholly owned subsidiary), its mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements.

In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy this release.